UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2026

Commission File Number: 001-31811

Woori Financial Group Inc.

(Translation of registrant’s name into English)

51, Sogong-ro, Jung-gu, Seoul, 04632, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Index

1.	Summary of 2025 Business Report

-	For the Audit Reports of Woori Financial Group for Fiscal Year 2025, please refer to the exhibits to the Form 6-K furnished to the U.S. Securities and Exchange Commission on March 4, 2026.

Summary of 2025 Business Report

Except where indicated otherwise, financial information contained in this document (including the attached financial statements) has been prepared in accordance with the Korean equivalent of International Financial Reporting Standards (“Korean IFRS”), which differ in certain important respects from generally accepted accounting principles in the United States.

All references to “Woori Financial Group,” “we,” “us” or the “Company” are to Woori Financial Group Inc. and, unless the context requires otherwise, its subsidiaries. In addition, all references to “Won” or “KRW” in this document are to the currency of the Republic of Korea.

I.	Introduction of the Company

1.	Overview of the Company

a.	History (Recent 5 years)

January 15, 2021	Joined the Carbon Disclosure Project (CDP), announced support for the Task force on Climate related Financial Disclosure (TCFD) and established the ESG management principles of the Company

March 5, 2021	Established the Board ESG Management Committee

March 12, 2021	Integrated Woori Savings Bank as a first-tier subsidiary of the Company

April 9, 2021	After-hours trading of a 2% stake in the Company by the Korea Deposit Insurance Corporation

April 15, 2021	Purchased additional equity shares of Woori Financial Capital Co., Ltd., increasing the Company’s equity ownership by 12.9%

May 13, 2021	Participated in the capital increase of Woori Savings Bank (KRW 100 billion)

May 24, 2021	Purchased 3.6% of Woori Financial Capital Co., Ltd. in treasury shares

June 4, 2021	Entered into a stock exchange agreement to acquire the remaining shares of Woori Financial Capital Co., Ltd.

August 10, 2021	Integrated Woori Financial Capital Co., Ltd., as a wholly-owned subsidiary of the Company (Completion of stock exchange)

September 9, 2021	Announcement of contemplated sales of the remaining stake in the Company held by the Korea Deposit Insurance Corporation

October 8, 2021	Joined the SBTi (Science Based Targets initiative) as part of the roadmap for achieving carbon neutrality

November 2, 2021	Obtained regulatory approval for using the IRB (Internal Rating Based) approach

November 9, 2021	Obtained ‘AA’ rating from MSCI ESG assessment (2 grades higher than the previous year), ‘A’ rating from KCGS(Korea Corporate Governance Service)(1 grade higher than the previous year)

November 17, 2021	Included newly in Asia Pacific Index of DJSI (Dow Jones Sustainability Indices)

December 9, 2021	Achieved practically full privatization through the decrease of the KDIC’S stake in us from 15.1% to 5.8%, changing the largest shareholder from the KDIC to the Employee Stock Ownership Association of the Company

December 26, 2021	Launched the Group integrated car finance platform “Woori WON Car”

January 7, 2022	Officially launched the NPL investment company Woori Financial F&I Inc.

January 13, 2022	Joined the global environment initiative Taskforce on Nature-related Financial Disclosures (TNFD)

February 4, 2022	Recognized as an ‘Industry Mover’ in a sustainability assessment by S&P Global for 2022

February 10, 2022	Disposal by the Korea Deposit Insurance Corporation of a 2.2% stake in the Company (reducing the KDIC’s stake in the Company from 5.8% to 3.6%)

May 11, 2022	Became the first company in the world to join the launch of the ‘Business for Land (B4L) Initiative’ for the protection of sustainable forests and the recovery of land degradation

May 18, 2022	Disposal by the Korea Deposit Insurance Corporation of a 2.3% stake in the Company (reducing the KDIC’s stake in the Company from 3.6% to 1.3%)

June 19, 2022	Held the inaugural meeting of Woori Financial Future Foundation

August 22, 2022	Joined the ‘Partnership for Biodiversity Accounting Financials(PBAF)’ as the first Asian company

November 7, 2022	Held the global conference ‘Sustainable Finance for a Better World’

December 14, 2022	Signatory of Statement from the Financial Sector at the Conference of the Parties to the ‘UN Convention on Biological Diversity(UN CBD)’

December 29, 2022	Received ‘AA’ rating from MSCI ESG Research for 2 consecutive years

January 16, 2023	Completed the establishment of the ‘WON Synergy’ system to create effective synergy within group companies

January 26, 2023	Became the first financial company in Korea to join the ‘Finance Leadership Group on Plastics’ hosted by ‘UN Environment Programme Finance Initiative (UNEP FI)’

February 27, 2023	Entered into a stock purchase agreement to acquire Daol Investment (52% ownership)

March 23, 2023	Daol Investment, re-named Woori Venture Partners, incorporated as a subsidiary into Woori Financial Holdings

March 24, 2023	Jong-Yong Yim appointed as the 9th chairman of the Company (4th annual general meeting of shareholders of the Company)

April 21, 2023	Resolved to repurchase and cancel treasury shares, a first-time since the transition to a holding company

June 01, 2023	Entered into a comprehensive stock exchange agreement with Woori Investment Bank and Woori Venture Partners

August 08, 2023	Woori Investment Bank and Woori Venture Partners to each become a wholly-owned subsidiary of the Company

August 24, 2023	Group Carbon Emission Reduction Target validated by SBTi (Science Based Targets initiative)

October 05, 2023	Entered into a memorandum of understanding with the Korea Deposit Insurance Corporation to purchase its remaining stake in the Company (1.2%)

December 22, 2023	A capital increase of KRW 500 billion conducted by Woori Investment Bank (to enhance competitiveness)

December 26, 2023	Obtained an ‘AAA’ rating from MSCI ESG assessment

March 13, 2024	Resolved to acquire and cancel the remaining shares owned by the Korea Deposit Insurance Corporation

August 1, 2024	Established Woori Investment Securities Co., Ltd. as a new direct subsidiary

August 28, 2024	Entered into share purchase agreements to acquire Tongyang Life Insurance and ABL Life Insurance

September 24, 2024	Included in the ‘KRX Korea Value-up Index’

November 28, 2024	Launched the new universal banking mobile application NEW ‘Woori WON Banking’

December 17, 2024	Included in the Dow Jones Sustainability Indexes (DJSI) World Index

March 26, 2025	Established the Ethics and Internal Controls Committee under the Board of Directors

July 1, 2025	Incorporated Tongyang Life Insurance and ABL Life Insurance as subsidiaries of the Company

July 31, 2025	Integrated Woori Asset Trust Co., Ltd. as a wholly-owned subsidiary of the Company

October 13, 2025	Held the ‘Woori Financial Together Festa’ customer appreciation festival, which was the first integrated promotion in the financial industry

December 18, 2025	Received the Minister of Science and ICT Award in the excellence in adoption category at the ‘2025 Cloud Industry Awards’

January 26, 2026	Launched the first integrated bank and securities wealth management branch

b.	Affiliated Companies

(1)	Overview of Business Group

1.	Name of business group: Woori Financial Group Inc.

(2)	Affiliated companies within the business group

As of December 31, 2025

Type	Name of Company
Listed company (4 companies)	Woori Financial Group
Tongyang Life Insurance
PT Bank Woori Saudara Indonesia 1906 Tbk
PT Woori Finance Indonesia Tbk
Unlisted company (38 companies)	Woori Bank
Woori Card
Woori Financial Capital

Type	Name of Company
Woori Investment Securities
ABL Life Insurance
Woori Asset Trust
Woori Savings Bank
Woori Asset Management
Woori Venture Partners
Woori Private Equity Asset Management
Woori Financial F&I Inc.
Woori Credit Information
Woori Fund Services
Woori FIS
Woori Finance Research Institute
Korea BTL Infrastructure Fund
Woori America Bank
Woori Bank China Limited
AO Woori Bank
Banco Woori Bank do Brazil S.A.
Woori Global Markets Asia Limited
Woori Bank Vietnam Limited
Wealth Development Bank
Woori Finance Myanmar Co., Ltd.
Woori Bank (Cambodia) PLC.
Woori Bank Europe Gmbh
Tongyang Life Insurance Financial Service
Tutu Finance-WCI Myanmar Co., Ltd.
ABA Financial Service
Woori Venture Partners US, Inc.
Arden Woori Apparel 1st Private Equity Fund
Woori Dyno 1st Private Equity Fund
Green ESG Growth No.1 Private Equity Fund
Woori Corporate Turnaround No.1 Private Equity Fund
NH Woori Dino Co-Investment No.2 Private Equity Fund
Woori Eugene Energy Link Private Equity Fund
Woori NH Co-Growth Private Equity Fund
WFBS Financial Stability Private Equity Fund No.1

Note 1)	Includes first-tier and second-tier subsidiaries under the Financial Holding Company Act.

1)	Including group company shares 32.65%
2)	Including group company shares 35.26%
3)	Including group company shares 7.86%
4)	Including group company shares 20.00%

2.	Capital Structure (Changes in Capital)

(units: Won, shares)

Date	Item	Type
		Common Shares	Preferred Shares	Others
December 31, 2025	Number of issued shares	734,076,320	—	—
	Par Value	5,000	—	—
	Capital Stock	3,802,676,300,000	—	—
December 31, 2024	Number of issued shares	742,591,501	—	—
	Par Value	5,000	—	—
	Capital Stock	3,802,676,300,000	—	—
December 31, 2023	Number of issued shares	751,949,461	—	—
	Par Value	5,000	—	—
	Capital Stock	3,802,676,300,000	—	—
December 31, 2022	Number of issued shares	728,060,549	—	—
	Par Value	5,000	—	—
	Capital Stock	3,640,302,745,000	—	—
December 31, 2021	Number of issued shares	728,060,549
	Par Value	5,000
	Capital Stock	3,640,302,745,000

Note 1)	Our common shares of 680,164,306 were issued in January 2019 upon our establishment and the number of our common shares increased by 42,103,377 as a result of a comprehensive stock exchange that took place between Woori Financial Group and Woori Card in September 2019.
Note 2)	The number of our common shares increased by 5,792,866 on August 10, 2021 due to a comprehensive stock exchange to integrate Woori Financial Capital as a wholly-owned subsidiary.
Note 3)	The number of our common shares increased by 32,474,711 as a result of a comprehensive stock exchange that took place on August 8, 2023 to convert Woori Investment Bank and Woori Venture Partners as our wholly-owned subsidiaries.
Note 4)	On October 30, 2023, the number of our common shares was reduced by 8,585,799 due to the cancellation of our treasury shares acquired through a trust agreement.
Note 5)	On March 22, 2024, the number of our common shares was reduced by 9,357,960 due to the cancellation of all of the treasury shares acquired from the Korea Deposit Insurance Corporation.
Note 6)	On September 19, 2025, the number of our common shares was reduced by 8,515,181 due to the cancellation of our treasury shares acquired through a trust agreement.
Note 7)	As the treasury share cancellations in October 2023, March 2024 and September 2025 were conducted within the limits of profits available for dividends, there was no reduction in paid-in capital. Accordingly, our paid-in capital as of December 31, 2023, 2024 and 2025 did not match the par value of the total number of issued shares.

As of December 31, 2025	(units: Won, shares)

Date	Category	Stock Decrease/Increase
		Type	Quantity	Par Value	Issue price	Note
January 11, 2019	—	Common	680,164,306	5,000	26,415	Establishment (comprehensive stock transfer)
September 10, 2019	—	Common	42,103,377	5,000	12,350	Comprehensive stock exchange Stock increase ratio: 6.19018%
August 10, 2021	—	Common	5,792,866	5,000	11,100	Comprehensive stock exchange Stock increase ratio: 0.80204%
August 8, 2023	—	Common	32,474,711	5,000	11,520	Comprehensive stock exchange Stock increase ratio: 4.46044%
October 30, 2023	—	Common	(8,585,799)	5,000	—	Cancellation of treasury shares
March 22, 2024	—	Common	(9,357,960)	5,000	—	Cancellation of treasury shares
September 19, 2025	—	Common	(8,515,181)	5,000	—	Cancellation of treasury shares

Note 1)	Due to Woori Financial Group’s establishment through a comprehensive stock transfer, the issue price was calculated by dividing the total equity from its financial statements at the time of establishment (KRW 17,966,458,911,689) by the total number of issued shares (680,164,306).
Note 2)	Our capital changed in September 2019, August 2021 and August 2023 due to a comprehensive stock exchange. The issue prices were based on the closing stock price on the comprehensive stock exchange date.
Note 3)	On October 30, 2023, we canceled our treasury shares (8,585,799 common shares) acquired through a trust agreement. This share cancellation falls under the provision of Article 343, Paragraph 1 of the Commercial Code, and as it involves the cancellation of treasury shares acquired within the limits of distributable profits, the paid-in capital remains unchanged despite the decrease in the number of the total issued shares (common shares).
Note 4)	On March 22, 2024, we canceled the 9,357,960 shares we acquired as treasury shares from the Korea Deposit Insurance Corporation. This share cancellation falls under the provision of Article 343, Paragraph 1 of the Commercial Code, and as it involves the cancellation of treasury shares acquired within the limits of distributable profits, the paid-in capital remains unchanged despite the decrease in the number of total issued shares (common shares).
Note 5)	On September 19, 2025, we canceled the 8,515,181 shares we acquired as treasury shares through a trust agreement. This share cancellation falls under the provision of Article 343, Paragraph 1 of the Commercial Code, and as it involves the cancellation of treasury shares acquired within the limits of distributable profits, the paid-in capital remains unchanged despite the decrease in the number of total issued shares (common shares).

3.	Total Number of Authorized Shares

As of December 31, 2025	(unit: shares)

Items	Type		Notes
	Common Shares	Total
Number of authorized shares	4,000,000,000	4,000,000,000	—
Number of issued shares	760,535,260	760,535,260	—
Number of decreased shares	26,458,940	26,458,940	Cancellation of Treasury Shares Note 1)
Number of treasury shares	53,945	53,945	Note 2)
Number of outstanding shares	734,022,375	734,022,375	—

Note 1)	Cancellation of treasury shares: 8,585,799 shares (October 2023), 9,357,960 shares (March 2024) and 8,515,181 shares (September 2025)
Note 2)	Consists of the 53,945 shares acquired through the issuance of fractional shares (including 2 shares added in 2019 from the partial replacement of physical stock certificates, 2,322 new fractional shares added in August 2021 due to the comprehensive stock exchange between Woori Financial Group and Woori Financial Capital, and 51,621 shares added in August 2023 from the comprehensive stock exchanges between Woori Financial Group and Woori Investment Bank and between Woori Financial Group and Woori Venture Partners)

II.	Business Overview

1.	Results of Operations

(unit: billions of Won)

Type	2025	2024	2023
Operating income	3,675	4,255	3,499
Non-operating income	415	(32)	18
Income before income tax	4,090	4,223	3,517
Income tax expense	863	1,051	891
Net income	3,228	3,171	2,627
Controlling Interest	3,124	3,086	2,506
Non-controlling Interest	103	85	121

Note 1)	Based on K-IFRS consolidated financial statements.

2.	Funding Sources and Uses of Funds

a.	Sources of Funds

For the periods indicated other than as noted below	(units: millions of Won, %)

Classification	Funding Source	2025			2024			2023
		Average Balance	Interest Rate	Proportion	Average Balance	Interest Rate	Proportion	Average Balance	Interest Rate	Proportion

Source	Deposits	358,153,346	2.39	65.89	351,584,810	2.88	69.89	324,824,465	2.83	68.98
	Borrowings	26,198,268	3.32	4.82	28,000,803	4.09	5.57	28,052,983	4.02	5.96
	Debentures	50,418,543	3.62	9.28	43,989,333	4.00	8.74	42,458,653	3.55	9.02
	Others	72,335,906	—	13.31	44,591,752	—	8.86	42,829,998	—	9.09
	Total Liabilities	507,106,063	—	93.30	468,166,698	—	93.06	438,166,099	—	93.05

Total Equity		36,428,909	—	6.70	34,913,425	—	6.94	32,708,219	—	6.95

Total Liabilities & Equity		543,534,972	—	100.00	503,080,123	—	100.00	470,874,318	—	100.00

Note 1)	Average Balance : simple average of the starting balance for the fiscal year and the balance at the end of each quarter.
Note 2)	Based on K-IFRS consolidated financial statements.

b.	Use of Funds

For the periods indicated other than as noted below	(units: millions of Won, %)

Type	Managed Item	2025			2024			2023
		Average Balance	Interest Rate	Proportion	Average Balance	Interest Rate	Proportion	Average Balance	Interest Rate	Proportion
Use	Cash & Due from Banks	19,225,891	2.97	3.54	18,441,851	3.38	3.67	16,692,268	3.26	3.54
	Marketable securities	97,528,721	3.34	17.94	76,997,821	3.53	15.31	75,522,522	3.61	16.04
	Loans	369,558,184	4.44	67.99	360,802,414	4.93	71.72	334,205,508	5.08	70.98
	Loans in local currency	318,053,470	4.16	58.52	309,771,603	4.65	61.58	287,312,990	4.84	61.02
	Loans in foreign Currency	35,209,643	5.88	6.48	34,224,957	6.58	6.80	31,215,114	6.64	6.63
	Guarantee payments	11,092	1.44	0.00	11,571	1.96	0.00	14,567	2.28	0.00
	Credit card receivables	12,664,469	7.71	2.33	12,224,048	7.33	2.43	11,215,186	6.85	2.38
	Foreign bills bought	3,619,510	4.36	0.66	4,570,235	5.58	0.91	4,447,651	5.33	0.95
	Bad debt expense in local currency (-)	3,423,791	—	0.63	3,198,795	—	0.65	2,609,403	—	0.55
	Others	60,645,967	—	11.16	50,036,832	—	9.95	47,063,423	—	9.99

Total Assets		543,534,972	—	100.00	503,080,123	—	100.00	470,874,318	—	100.00

Note 1)	Average Balance : simple average of the starting balance for the fiscal year and the balance at the end of each quarter.
Note 2)	Based on K-IFRS consolidated financial statements.

3.	Other Information Necessary for Making Investment Decisions

a.	Capital Adequacy Ratios

Group BIS Capital Adequacy Ratios

As of the end of the periods indicated	(units: billions of Won, %)

Type	2025	2024	2023
Equity capital (A)	37,800	36,928	34,756
Risk weighted assets (B)	234,542	235,100	219,792
BIS(Capital adequacy) ratio (A/B)	16.12	15.71	15.81

Note 1)	BIS (Bank for International Settlements) Capital Adequacy Ratios = Equity capital / Risk weighted assets * 100
Note 2)	Based on K-IFRS consolidated financial statements and Basel III standards.
Note 3)	2025 figures are estimates only and are subject to change.

Capital Adequacy Ratios for Significant Subsidiaries and Consolidated Companies

As of the end of the periods indicated	(units: hundreds of millions of Won, %)

Name of Company		Type	2025	2024	2023

Woori Bank Note 2)	BIS capital adequacy ratio Note 1)	Equity capital (A)	312,905	304,302	282,379
		Risk weighted assets (B)	1,861,435	1,920,087	1,760,737
		Capital adequacy ratio (A/B)	16.81	15.85	16.04
Tongyang Life Insurance Note 3)		Available capital	40,152	38,753	41,898
		Required capital	22,647	24,918	21,668
		K-ICS ratio Note 4)	177.3	155.5	193.4
Woori Card Note 5)		Adjusted capital ratio	17.26	17.70	16.03
		Tangible common equity ratio	12.06	12.37	10.97
Woori Financial Capital Note 5)		Adjusted capital ratio	15.77	15.09	14.35
		Tangible common equity ratio	13.18	11.83	11.48
Woori Investment Securities Note 6)		Net capital ratio	905.56	2,098.64	—
		Debt-to-asset ratio	114.53	119.41	—
ABL Life Insurance Note 3)		Available capital	20,049	16,701	16,618
		Required capital	11,782	10,868	8,936
		K-ICS ratio Note 4)	170.17	153.68	185.96
Woori Asset Trust Note 7)		Operating capital ratio	4,610.35	4,057.29	1,284.26
Woori Savings Bank Note 8)		BIS capital adequacy ratio Note 1)	16.74	16.37	13.21
Woori Asset Management Note 5)		Minimum operating capital ratio	721.18	739.31	650.26
Woori Venture Partners Note 9)		Tangible common equity ratio	92.63	95.70	90.82
Woori Private Equity Asset Management Note 5)		Minimum operating capital ratio	8,128.94	8,161.97	8,618.79

Note 1)	BIS (Bank for International Settlements) Capital Adequacy Ratio : Equity capital / Risk weighted assets * 100
Note 2)	Figures for Woori Bank are based on K-IFRS consolidated financial statements and Basel III standards. 2025 figures are estimates only and are subject to change.
Note 3)

Figures for Tongyang Life Insurance and ABL Life Insurance have been calculated based on the K-ICS approach since 2023. 2025 figures are estimates only, and the final figures will be disclosed through Tongyang Life Insurance and ABL Life Insurance’s 2025 annual reports, respectively.

Note 4)	K-ICS ratio : Available capital / Required capital * 100.
Note 5)

Figures for Woori Card, Woori Financial Capital, Woori Asset Management and Woori Private Equity Asset Management are based on the applicable standards for business reports submitted to the Financial Supervisory Service and their respective K-IFRS separate financial statements.

Note 6)	Figures for Woori Investment Securities are calculated as follows:

-

Net capital ratio: (net operating capital – total risk amount) / required maintenance capital * 100 // based on the applicable standards for business reports submitted to the Financial Supervisory Service.

-	Debt-to-asset ratio: (actual assets) / (actual liability) * 100 // based on K-IFRS separate financial statements.

Note 7)	Woori Asset Trust’s operating capital ratio = (net operating capital – subordinated debt, etc.)/(total risk amount) * 100 // based on K-IFRS separate financial statements.
Note 8)	Figures for Woori Savings Bank are based on K-GAAP.
Note 9)	Figures for Woori Venture Partners are based on K-IFRS consolidated financial statements.

b.	Liquidity Ratios

Won Liquidity Ratios

As of the end of the periods indicated	(units: millions of Won, %)

Type	2025			2024			2023
	Won Liquidity Assets	Won Liquidity Liabilities	Won Liquidity Ratio	Won Liquidity Assets	Won Liquidity Liabilities	Won Liquidity Ratio	Won Liquidity Assets	Won Liquidity Liabilities	Won Liquidity Ratio

Woori Financial Group Note 1)	34,847	15,292	227.9	353,835	10,905	3,244.7	111,895	8,155	1,372.1
Woori Card Note 2)	9,660,954	2,808,447	344.0	8,722,587	2,785,182	313.2	9,119,265	2,454,480	371.5
Woori Financial Capital Note 2)	1,444,834	1,162,263	124.3	1,850,758	1,317,695	140.5	1,919,083	1,245,067	154.1
Woori Investment Securities Note 2)	6,515,056	4,938,840	131.9	4,982,461	2,660,153	187.3	4,032,290	1,926,080	209.4
Woori Asset Trust Note 2)	153,241	10,214	1,500.3	258,758	9,311	2,779.2	171,860	18,555	926.2
Woori Savings Bank Note 2), Note 3)	410,196	351,853	116.6	344,437	216,143	159.4	434,495	231,003	188.1
Woori Venture Partners Note 2)	141,886	10,166	1,395.7	136,198	6,877	1,980.4	104,534	7,141	1,463.9
Woori Private Equity Asset Management Note 2)	20,452	3,354	609.8	16,011	2,912	549.8	27,506	2,396	1,147.8

Note 1)	Based on current assets and liabilities within one month of maturity.
Note 2)	Based on current assets and liabilities within 90 days of maturity.
Note 3)	Based on K-GAAP.

Insurance Liquidity Ratios

As of the end of the periods indicated	(units: millions of Won, %)

Type	2025			2024			2023
	Liquidity Assets	Average Insurance Benefits Paid	Liquidity Ratio	Liquidity Assets	Average Insurance Benefits Paid	Liquidity Ratio	Liquidity Assets	Average Insurance Benefits Paid	Liquidity Ratio

Tongyang Life Insurance Note 1)	3,742,951	842,985	444.0	4,157,512	915,959	453.9	12,091,960	1,239,553	975.5
ABL Life Insurance Note 1)	2,386,630	423,952	562.9	2,816,208	466,405	603.8	6,770,032	535,163	1,265.0

Note 1)	Based on the applicable standards for business reports submitted to the Financial Supervisory Service (within three months of maturity).

Foreign Currency (FC) Liquidity Ratios

As of the end of the periods indicated	(units: millions of Won, %)

Type	2025			2024			2023
	FC Liquidity Assets	FC Liquidity Liabilities	FC Liquidity Ratio	FC Liquidity Assets	FC Liquidity Liabilities	FC Liquidity Ratio	FC Liquidity Assets	FC Liquidity Liabilities	FC Liquidity Ratio

Woori Investment Securities Note 1)	11,862	3,566	332.70	2,581	2,146	120.24	9,450	7,362	128.36

Note 1)	Based on current assets and liabilities within three months of maturity.

Liquidity Coverage Ratios

(units: %)

Name of Company	Type	2025	2024	2023

Woori Bank	Liquidity coverage ratio Note 1)	107.64	104.79	101.26
	Foreign currency liquidity coverage ratio Note 2)	160.56	184.29	162.75
	Ratio of business purpose premises and equipment	9.42	9.95	10.20

Note 1)	LCR: Average of daily ratios during a quarter (same as the calculation method used for business disclosure)

-	The applicable LCR requirements were 100%, 97.5% and 95% as of December 31, 2025, December 31, 2024 and December 31, 2023, respectively.

Note 2)	Foreign currency LCR: ratio calculated based on averages of the amount of each category (same as the calculation method used for business disclosure)

-	The applicable foreign currency LCR requirement was 80% for all periods after 2022.

Note 3)	The applicable periods for LCR and foreign currency LCR are: 4Q 2025, 4Q 2024, and 4Q 2023.

c.	Profitability Ratios Note 1), Note 2)

(unit: %)

Type	2025		2024		2023

	ROA	ROE	ROA	ROE	ROA	ROE

Woori Financial Group
Including non-controlling interests	0.58	9.31	0.61	9.60	0.54	8.65
Excluding non-controlling interests	0.56	9.01	0.60	9.34	0.52	8.25

Note 1)	Total assets and total equity : simple average of the starting balance for the fiscal year and the ending balance of each quarter.
Note 2)	Based on the applicable standards for business reports submitted to the Financial Supervisory Service.

d.	Asset Quality

Group Asset Quality

(units: billions of Won, %)

Type	2025	2024	2023

Total loans	399,970	390,066	365,780
Substandard and below loans	2,517	2,211	1,357
Substandard and below loans ratio	0.63	0.57	0.37
Non-performing loans (“NPL”)	2,172	1,786	1,299
NPL ratio	0.54	0.46	0.36
Substandard and below coverage ratio (A/B)	129.9	153.0	220.1
Loan loss reserve (A)	3,268	3,382	2,986
Substandard and below loans (B)	2,517	2,211	1,357

Note 1)	Based on the applicable standards for financial holding company business reports submitted to the Financial Supervisory Service.
Note 2)	2025 figures are preliminary and are subject to change.

Asset Quality for Significant Subsidiaries and Consolidated Companies

(units: %)

Type	2025			2024			2023

	Substandard and below ratio	NPL ratio	Substandard and below coverage ratio	Substandard and below ratio	NPL ratio	Substandard and below coverage ratio	Substandard and below ratio	NPL ratio	Substandard and below coverage ratio
Woori Bank Note 1)	0.31	0.25	172.55	0.23	0.19	247.44	0.18	0.17	320.84
Woori Card Note 2)	1.23	—	104.03	1.07	—	105.46	0.97	—	104.92
Woori Financial Capital Note 2)	1.93	—	111.48	1.91	—	134.18	2.37	—	113.21
Woori Investment Securities Note 2), Note 3)	5.74	—	69.21	7.29	—	84.37	0.55	—	578.29
Woori Asset Trust Note 2)	74.04	—	—	77.68	—	—	32.11	—	—
Woori Savings Bank Note 2), Note 4)	6.86	—	72.31	9.82	—	77.43	3.53	—	101.66

Note 1)	Based on K-IFRS separate financial statements.
Note 2)	Based on the applicable standards for business reports submitted to the Financial Supervisory Service.
Note 3)	Numbers for 2023 reflect those of Woori Investment Bank. Woori Investment Securities was established in August 2024, following the merger of Korea Foss Securities and Woori Investment Bank.
Note 4)	Based on K-GAAP.

Type Note 1)	2025	2024	2023
	Risk-Weighted Non-Performing Asset Ratio	Risk-Weighted Non-Performing Asset Ratio	Risk-Weighted Non-Performing Asset Ratio
Tongyang Life Insurance	0.14	0.08	0.09
ABL Life Insurance	0.14	0.23	0.19

Note 1)	Based on the applicable standards for business reports submitted to the Financial Supervisory Service.

III.	Financial Information

1.	Condensed Financial Statements (Consolidated)

Summary Consolidated Statement of Financial Position

(The Company and its consolidated subsidiaries, as of the end of the periods indicated)	(unit: millions of Won)

Classification	2025	2024	2023
ASSETS
Cash and cash equivalents	38,499,679	27,281,123	30,556,618
Financial assets at fair value through profit or loss (“FVTPL”)	34,245,475	25,202,672	21,544,756
Financial assets at fair value through other comprehensive income	83,499,522	43,797,745	37,891,495
Securities at amortized cost	18,707,459	19,203,177	23,996,172
Loans and other financial assets at amortized cost	412,495,783	398,471,816	373,148,148
Investments in joint ventures and associates	2,080,008	1,748,810	1,795,370
Reinsurance contracts	620,207	—	—
Investment properties	998,854	450,788	472,768
Premises and equipment	3,780,817	3,370,585	3,176,759
Intangible assets and goodwill	1,056,647	1,091,402	996,842
Assets held for sale	168,491	73,989	20,345
Net defined benefit asset	20,558	146,109	240,260
Current tax assets	228,229	61,613	203,542
Deferred tax assets	413,649	72,937	93,366
Derivative assets (designated for hedging)	217,180	175,191	26,708
Other assets	4,424,728	4,605,363	3,841,787

Total assets	601,457,286	525,753,320	498,004,936

LIABILITIES
Financial liabilities at FVTPL	6,356,934	9,896,597	6,138,313
Deposits due to customers	376,580,845	366,821,156	357,784,297
Borrowings	34,183,267	30,117,031	30,986,746
Debentures	55,583,392	48,207,103	41,239,245
Insurance contracts	45,573,864	—	—
Reinsurance contracts	184,792	—	—
Investment contract liabilities	3,433,611	—	—
Provisions	790,733	611,428	806,031
Net defined benefit liability	115,091	5,424	6,939
Current tax liabilities	723,368	127,126	103,655
Deferred tax liabilities	504,828	858,822	470,311
Derivative liabilities (designated for hedging)	615,361	102,815	153,007
Other financial liabilities	38,118,058	32,314,051	26,115,005

Classification	2025	2024	2023
Other liabilities	833,894	796,498	803,897

Total liabilities	563,598,038	489,858,051	464,607,446

EQUITY
Owners’ equity:	36,017,339	34,096,836	31,666,881
Capital stock	3,802,676	3,802,676	3,802,676
Hybrid securities	3,710,498	3,810,435	3,611,129
Capital surplus	933,436	934,100	935,563
Other equity	(1,219,327)	(1,400,885)	(1,668,957)
Retained earnings	28,790,056	26,950,510	24,986,470
Non-controlling interests	1,841,909	1,798,433	1,730,609

Total equity	37,859,248	35,895,269	33,397,490

Total liabilities and equity	601,457,286	525,753,320	498,004,936

Number of Consolidated Subsidiaries (excluding holding company)	203	188	179

Summary Consolidated Statement of Comprehensive Income

(The Company and its consolidated subsidiaries, for the periods indicated)	(unit: millions of Won, except per share amounts)

Classification	2025	2024	2023
Operating income	3,674,808	4,255,190	3,499,029
Net interest income	9,030,769	8,886,336	8,742,540
Net fees and commissions income	2,160,404	2,086,170	1,720,481
Dividend income	484,465	310,320	240,293
Net insurance income	103,871	—	—
Other insurance finance income and expenses	(378,130)	—	—
Net gain or loss on financial instruments at FVTPL	725,939	1,492,783	488,486
Net gain or loss on financial assets at FVTOCI	130,620	96,620	(37,641)
Net gain or loss arising on financial assets at amortized cost	107,667	286,885	203,942
Impairment losses due to credit loss	(2,102,814)	(1,716,295)	(1,894,916)
General and administrative expenses	(5,179,621)	(4,468,973)	(4,443,433)
Other net operating expenses	(1,408,362)	(2,718,656)	(1,520,723)
Non-operating income (expenses)	415,358	(32,343)	18,424
Net income before income tax expense	4,090,166	4,222,847	3,517,453
Income tax expense	(862,658)	(1,051,378)	(890,559)
Net income	3,227,508	3,171,469	2,626,894
Net income attributable to owners	3,124,346	3,085,995	2,506,296
Net income attributable to the non-controlling interests	103,162	85,474	120,598
Other comprehensive income (loss), net of tax	176,770	382,719	663,537
Items that will not be reclassified to profit or loss	90,547	(200,341)	122,334
Items that may be reclassified to profit or loss	86,223	583,060	541,203
Total comprehensive income	3,404,278	3,554,188	3,290,431
Comprehensive income attributable to the owners	3,251,616	3,454,620	3,164,464
Comprehensive income attributable to non-controlling interests	152,662	99,568	125,967
Net income per share:
Basic and diluted loss per share (in Korean Won)	4,052	3,950	3,230

2.	Condensed Financial Statements (Separate)

Summary Statement of Financial Position

(The Company, as of the end of the period indicated)	(unit: millions of Won)

Classification	2025	2024	2023
ASSETS
Cash and cash equivalents	489,321	1,185,912	289,507
Financial assets at fair value through other comprehensive income	558,162	553,518	539,709
Loans and other financial assets at amortized cost	707,142	204,431	1,104,815
Investments in subsidiaries	25,597,495	24,206,017	23,670,476
Premises and equipment	4,763	5,304	6,609
Intangible assets	2,961	3,308	4,052
Net defined benefit asset	2,108	1,378	3,941
Current tax assets	26,295	33,120	158,951
Deferred tax assets	5,810	4,379	7,478
Other assets	315	155,670	484

Total assets	27,394,372	26,353,037	25,786,022

LIABILITIES
Debentures	2,667,525	2,037,567	1,587,659
Provisions	1,897	1,252	1,227
Current tax liabilities	673,217	84,701	32,125
Other financial liabilities	95,822	76,382	163,621
Other liabilities	5,967	404	392

Total liabilities	3,444,428	2,200,306	1,785,024

EQUITY
Capital stock	3,802,676	3,802,676	3,802,676
Hybrid securities	3,710,228	3,810,225	3,610,953
Capital surplus	8,120,236	11,120,236	11,120,236
Other equity	2,607	(1,189)	(7,871)
Retained Earnings	8,314,197	5,420,783	5,475,004

Total equity	23,949,944	24,152,731	24,000,998

Total liabilities and equity	27,394,372	26,353,037	25,786,022

Summary Statement of Comprehensive Income

(The Company, for the period indicated)	(unit: millions of Won, except per share amounts)

Classification	2025	2024	2023
Operating income	1,294,715	1,123,301	1,424,670
Net interest income (expense)	(44,526)	2,128	27,495
Interest income	28,296	51,778	64,592
Interest expense	(72,822)	(49,650)	(37,097)
Net fees and commissions loss	(26,879)	(20,319)	(20,097)
Fees and commissions income	1,816	1,625	1,625
Fees and commissions expense	(28,695)	(21,944)	(21,722)
Dividend income	1,448,486	1,208,522	1,482,956
Net gain on financial instruments at FVTPL	—	—	2,023
Reversal (Provision) of impairment losses due to credit loss	56	608	(348)
General and administrative expenses	(82,422)	(67,638)	(67,359)
Non-operating expenses	(170,511)	(147)	(1,043)
Net income before income tax expense	1,124,204	1,123,154	1,423,627
Income tax benefit	2,836	178	881
Net income	1,127,040	1,123,332	1,424,508
Other comprehensive income, net of tax	3,562	9,138	18,916
Items that will not be reclassified to profit or loss	3,562	9,138	18,916
Net gain on valuation of equity securities at FVTOCI	3,328	10,164	19,789
Remeasurement of the net defined benefit liability	234	(1,026)	(873)
Total comprehensive Income	1,130,602	1,132,470	1,443,424
Net Income per share:
Basic and diluted income per share (in Korean Won)	1,326	1,296	1,754

3.	Dividend Information

As a financial holding company, we distribute dividends to our shareholders using the dividends we receive from our subsidiaries. Our subsidiaries pay dividends to us within the limits of their distributable profits after deducting the necessary internal reserves required to maintain the adequate regulatory capital set by the financial authorities for each sector. As such, our dividend levels are determined based on a comprehensive analysis taking into consideration the current and future asset growth of our subsidiaries and us, as well as the surplus funds after maintaining the appropriate capital adequacy ratios, among others.

In February 2023, we announced our “Shareholder Return Policy and Group Capital Management Plan Based on the Total Shareholder Return (“TSR”) Ratio (including both dividends and treasury share buyback/cancellations)” through our investor relations disclosures. Furthermore, in our business report for the fiscal year 2023, we disclosed the modifications we made to our existing shareholder return policy, including an adjustment to the Common Equity Tier 1 (“CET1”) ratio target from 12% to 13%, taking into consideration the strengthened capital regulations, our enhanced loss absorption capacity, and the overall competitive landscape.

In July 2024, we became the first Korean bank holding company to announce a “Corporate Value Enhancement Plan,” in which we announced that we would strive to enhance corporate value by “enhancing shareholder return capabilities based on the CET1 ratio,” and presented a mid-to-long-term TSR target of 50%. A summary of the details of our shareholder return plans are as follows:

①	Simultaneously pursuing both cash dividends and treasury share buybacks/cancellations, and gradually increasing their amounts (continually increasing the dividend per share (“DPS”))

②	Dividing the CET1 ratio ranges into segments and increasing shareholder returns to enhance sustainability and predictability

Classification	Tier 1	Tier 2	Tier 3	Tier4
CET1 Ratio	~ 11.5%	11.5% ~ 12.5%	12.5% ~ 13.0%	13.0% ~
Total Shareholder Return (TSR)	~ 30%	~ 35%	~ 40%	~ 50%

Note 1)	TSR and DPS may change based on shifts in the financial environment, regulatory guidance, and management objectives (such as one-time profits and losses through mergers and acquisitions)
Note 2)	CET1 ratio ranges are based on year-end figures

③

Maintaining a dividend payout ratio of approximately 30% and allocating any excess amounts to treasury share buybacks/cancellations if the TSR is below 40%, and increasing both the cash dividend payouts and treasury share buybacks/cancellations in a balanced manner if the TSR exceeds 40%.

In February 2025, through with our “Corporate Value Enhancement Plan (Value-up),” we released our review report for 2024 and our future plans for 2025. The details of the implementation plans are as follows:

① Striving to achieve a CET1 Ratio of 12.5% in 2025 despite challenging market conditions, including high levels of exchange rates.

② Reallocating part of the capital surplus to retained earnings and using such funds to implement tax-free dividends, thereby effectively increasing tangible shareholder returns.

-

Our shareholders are expected to approve a transfer of KRW 3 trillion worth of capital surplus to retained earnings at the annual general meeting of shareholders in March 2025. We expect to use such amount to distribute tax-free dividends, beginning with the year-end dividends for fiscal year 2025 (expected to be distributed in April 2026).

③ Expanding treasury share buybacks/cancellations, with KRW 150 billion planned for 2025.

④ Determining the dividend amount before the record date to increase visibility for investors, starting from the first quarter of 2025.

In February 2026, through our “Corporate Value Enhancement Plan (Value-up 2.0),” we released our review report for 2025 and our future plans for 2026. The details of the implementation plans are as follows:

① Early achievement of a 13% CET1 ratio in 2026, maintaining a stable level of 13.2% or higher thereafter.

② Driving a sustainable Group ROE of 10% or higher (including expanding the non-bank profit contribution to approximately 20% by 2026)

③ Leading the expansion of the investor base as a flagship dividend stock in the financial sector

-	(Dividends): Implementing the first tax-free dividends among bank holding companies and pursuing a consistent annual DPS increase of 10% or more.

-	(Buybacks & Cancellations): Accelerating short-term share buybacks to 10%, and considering additional buybacks if the CET1 ratio exceeds 13%.

We are committed to faithfully implementing the corporate value enhancement plans that we had previously announced, and will continue our efforts to enhance market predictability and shareholder value. If there are any changes to the shareholder return policy, we will actively communicate them with all stakeholders through notices and disclosures.

Information on the Date of Dividend Amount Determination and the Dividend Record Dates

Dividend Type	Date of Dividend Amount Determination Note 1)	Record Date	Remarks
Dividend for FY2025	March 23, 2026	February 27, 2026	Annual General Meeting of Shareholders scheduled for March 23, 2026 and disclosed on February 6, 2026
Dividend for 3Q2025	October 24, 2025	November 10, 2025	—
Dividend for 2Q2025	July 25, 2025	August 10, 2025	—
Dividend for 1Q2025	April 25, 2025	May 10, 2025	—
Dividend for FY2024	March 26, 2025	February 28, 2025	Disclosed on February 7, 2025
Dividend for 3Q2024	October 18, 2024	September 30, 2024	—
Dividend for 2Q2024	July 25, 2024	June 30, 2024	—
Dividend for 1Q2024	April 26, 2024	March 31, 2024	—

Dividend Type	Date of Dividend Amount Determination Note 1)	Record Date	Remarks
Dividend for FY2023	March 22, 2024	February 29, 2024	Disclosed on February 6, 2024
Dividend for 3Q2023	October 26, 2023	September 30, 2023	—
Dividend for 2Q2023	July 21, 2023	June 30, 2023	—

Note 1)	Date of the annual general meeting of shareholders for year-end dividends and the date of the resolution of the Board of Directors for quarterly dividends
Note 2)	Quarterly dividends for FY2023 and FY2024 are prior to the January 2025 amendment to Article 165-12 of the Capital Markets Act

Dividend Data for the Past 3 Years - Key Indicators

Items		2025	2024	2023

Par value per share (Won)		5,000	5,000	5,000
Net profit (Millions of Won)		3,124,346	3,085,995	2,506,296
Earnings per share (Won)		4,052	3,950	3,230
Total cash dividends (Millions of Won)		998,468	891,045	747,302
Total stock dividends (Millions of Won)		—	—	—
Cash dividend payout ratio (%)		31.96	28.87	29.82
Cash dividend yield (%)	Common Shares	4.4	6.9	6.7
	Preferred Shares	—	—	—
Stock dividend yield (%)	Common Shares	—	—	—
	Preferred Shares	—	—	—
Cash dividend per share (Won)	Common Shares	1,360	1,200	1,000
	Preferred Shares	—	—	—
Stock dividend per share (Share)	Common Shares	—	—	—
	Preferred Shares	—	—	—

Note 1)

The dividends for FY2025 include quarterly dividends of KRW 147,428 million (KRW 200 per share) for the first quarter, KRW 146,804 million (KRW 200 per share) for the second quarter and KRW 146,804 million (KRW 200 per share) for the third quarter.

Note 2)

The dividends for FY2024 include quarterly dividends of KRW 133,657 million (KRW 180 per share) for the first quarter, KRW 133,657 million (KRW 180 per share) for the second quarter, and KRW 133,657 million (KRW 180 per share) for the third quarter.

Note 3)	The dividends for FY2023 include interim dividends of KRW 130,748 million (KRW 180 per share) for the second quarter, and KRW 135,341 million (KRW 180 per share) for the third quarter.
Note 4)

The year-end dividend of KRW 557,431 million included in the total cash dividends for FY2025 in the table above is the amount prior to approval by the annual general meeting of shareholders. Should any changes occur at the upcoming annual general meeting, we will reflect the details and reasons through an amended report.

Note 5)

The cash dividend yield for FY2025 is calculated as the percentage of cash dividend per share to the arithmetic average of the final prices formed in the stock market during the week up to the trading day before the date the dividend amount is determined. The percentage is rounded to the first decimal place.

Note 6)

The cash dividend yields for FY2023 and FY2024 are calculated as the percentage of cash dividend per share to the arithmetic average of the final prices formed in the stock market during the week up to the date that is two trading days before the record date. The percentage is rounded to the first decimal place.

IV.	INDEPENDENT AUDITOR’S OPINION

1.	Independent Auditor’s Opinion

	2025	2024	2023
Auditor	KPMG Samjong Accounting Corp.	KPMG Samjong Accounting Corp.	KPMG Samjong Accounting Corp.
Auditor’s Opinion	Note 1)	Note 2)	Note 3)

Note 1)	In its audit report, KPMG Samjong Accounting Corp. has stated that the financial statements are presented fairly, in all material respects, in accordance with Korean IFRS.

Note 2)	In its audit report, KPMG Samjong Accounting Corp. has stated that the financial statements are presented fairly, in all material respects, in accordance with Korean IFRS.

Note 3)	In its audit report, KPMG Samjong Accounting Corp. has stated that the financial statements are presented fairly, in all material respects, in accordance with Korean IFRS.

2.	Compensation to the Independent Auditor

a.	Audit Services

Term	Auditor	Description	Contractual		Actual
			Fee	Time	Fee	Time
2025	KPMG Samjong Accounting Corp.	1Q/1H/3Q Review Closing audit (including internal accounting management system)	KRW 1,835 million	17,029 hours	KRW 1,835 million	17,052 hours
2024	KPMG Samjong Accounting Corp.	1Q/1H/3Q Review Closing audit (including internal accounting management system)	KRW 1,037 million	9,930 hours	KRW 1,037 million	9,937 hours
2023	KPMG Samjong Accounting Corp.	1Q/1H/3Q Review Closing audit (including internal accounting management system)	KRW 964 million	9,380 hours	KRW 964 million	9,613 hours

Note 1)	Fee excludes VAT

Note 2)	Time includes planning time up until the commencement of the applicable services

b.	Other Audit Services

Not Applicable

c.	Current Status of Audit Service Agreements with the Independent Auditor Relating to U.S. Listing

Term	Auditor	Description	Fee
2025	KPMG Samjong Accounting Corp.	U.S. PCAOB standard audit of consolidated financial statements and internal control over financial reporting (for FY2025)	KRW 2,028 million
2024	KPMG Samjong Accounting Corp.	U.S. PCAOB standard audit of consolidated financial statements and internal control over financial reporting (for FY2024)	KRW 2,015 million
2023	KPMG Samjong Accounting Corp.	U.S. PCAOB standard audit of consolidated financial statements and internal control over financial reporting (for FY2023)	KRW 1,891 million

Note 1)	Fee excludes VAT

d.	Non-Audit Services

Term	Date of Execution of Agreement	Description of Service	Service Term	Fees
2025	April 9, 2025	Tax adjustment (including review relating to application of consolidated tax)	April 9, 2025 ~ June 1, 2026	KRW 76 million
2024	March 31, 2024	Tax adjustment (including review relating to application of consolidated tax)	April 1, 2024 ~ June 2, 2025	KRW 68 million
2023	March 31, 2023	Tax adjustment (including review relating to application of consolidated tax)	April 1, 2023 ~ May 31, 2024	KRW 64 million

Note 1)	Fee excludes VAT

V.	Corporate Governance

1.	About the Board of Directors

a.	Composition of the Board of Directors

As of December 31, 2025, our board of directors consisted of eight directors in total, including seven independent directors and one standing director.

On March 26, 2025, at the annual general meeting of shareholders, five independent directors were appointed.

- New independent directors (4): Choon-Soo Kim, Young-Hoon Kim, Kang-Haeng Lee, Yeong-Seop Rhee / Reappointed independent director (1): In-Sub Yoon

On March 26, 2025, four (4) independent directors completed their terms: Chan-Hyoung Chung, Su-Young Yun, Yo-Hwan Shin, Sung-Bae Ji

The board of directors operates a total of seven standing committees: Audit Committee, Risk Management Committee, Compensation Committee, Officer Candidate Recommendation Committee, Ethics and Internal Controls Committee, Subsidiary Representative Director Candidate Recommendation Committee, ESG Management Committee.

At the 4th Board Meeting held on March 26, 2025, the independent director In-Sub Yoon was appointed as the Chairman of the Board of Directors. Having served for more than three years since our establishment, he possesses a deep understanding of our organizational culture and management issues. Throughout his tenure as Chairman of the Risk Management Committee (March 25, 2022 – March 26, 2025), he has faithfully carried out his oversight duties over sound management. As a former CEO with hands-on experience in the financial industry, he is expected to contribute significantly to our development by offering practical and well-balanced insights. In recognition of his expertise and leadership, he was reappointed as Chairman of the Board of Woori Financial Group with the unanimous consent of all board members. The Chairman of the Board does not concurrently hold the position of CEO.

b.	Committees under the Board of Directors

We currently have the following committees serving under the board of directors:

(a)	Audit Committee

(b)	Risk Management Committee

(c)	Compensation Committee

(d)	Officer Candidate Recommendation Committee

(e)	Ethics and Internal Controls Committee

(f)	Subsidiary Representative Director Candidate Recommendation Committee

(g)	ESG Management Committee

(As of December 31, 2025)

Name of Committee	Composition	Names of Members
Audit Committee	Four independent directors	(Chair) Yeong-Seop Rhee (independent director) Choon-Soo Kim (independent director) Young-Hoon Kim (independent director) Kang-Haeng Lee (independent director)

Risk Management Committee	Four independent directors	(Chair) Sun-Young Park (independent director) In-Sub Yoon (independent director) Yeong-Seop Rhee (independent director) Eun-Ju Lee (independent director)

Compensation Committee	Four independent directors	(Chair) Young-Hoon Kim (independent director) In-Sub Yoon (independent director) Choon-Soo Kim (independent director) Kang-Haeng Lee (independent director)

Officer Candidate Recommendation Committee	Seven independent directors

(Chair) Kang-Haeng Lee (independent director)

In-Sub Yoon (independent director)

Choon-Soo Kim (independent director)

Young-Hoon Kim (independent director)

Yeong-Seop Rhee (independent director)

Eun-Ju Lee (independent director)

Sun-Young Park (independent director)

Ethics and Internal Controls Committee	Five independent directors	(Chair) Choon-Soo Kim (independent director) In-Sub Yoon (independent director) Young-Hoon Kim (independent director) Kang-Haeng Lee (independent director) Yeong-Seop Rhee (independent director)

Name of Committee	Composition	Names of Members
Subsidiary Representative Director Candidate Recommendation Committee	Seven independent directors One standing director

(Chair) Jong-Yong Yim (standing director)

In-Sub Yoon (independent director)

Choon-Soo Kim (independent director)

Young-Hoon Kim (independent director)

Kang-Haeng Lee (independent director)

Yeong-Seop Rhee (independent director)

Eun-Ju Lee (independent director)

Sun-Young Park (independent director)

ESG Management Committee	Seven independent directors One standing director

(Chair) Eun-Ju Lee (independent director)

In-Sub Yoon (independent director)

Choon-Soo Kim (independent director)

Young-Hoon Kim (independent director)

Kang-Haeng Lee (independent director)

Yeong-Seop Rhee (independent director)

Sun-Young Park (independent director)

Jong-Yong Yim (standing director)

2.	Shareholders’ Meetings

a.	Voting Rights

(unit: shares, as of Dec. 31, 2025)

Items		Number of shares	Notes
Number of issued shares	Common Shares	734,076,320	—
	Preferred Shares	—	—
Number of shares without voting rights	Common Shares	3,082,276	Note 1)
	Preferred Shares	—	—
Number of shares for which voting rights are excluded pursuant to the articles of incorporation	Common Shares	—	—
	Preferred Shares	—	—
Number of shares for which voting rights are limited by law	Common Shares	—	—
	Preferred Shares	—	—
Number of shares for which voting rights have been restored	Common Shares	—	—
	Preferred Shares	—	—
Number of shares for which voting rights may be exercised	Common Shares	730,994,044	—
	Preferred Shares	—	—

Note 1)	Treasury shares acquired from the issuance of fractional shares and shares in mutual ownership (pursuant to Article 369 of the Commercial Code)

b.	Summary of the Minutes of Shareholders’ Meetings

	Agenda	Result
Annual General Meeting of Shareholders for FY2022 (March 24, 2023)	1. Approval of separate financial statements (including statements of appropriations of retained earnings) and consolidated financial statements for the fiscal year 2022 (Jan. 1, 2022 – Dec. 31, 2022)	Approved as submitted
	2. Approval of amendments to the Articles of Incorporation	Approved as submitted

3. Election of directors (2 independent directors, 1 standing director)

- 3-1 Candidate for independent director : Chan-Hyoung Chung

- 3-2 Candidate for independent director : Su-Young Yun

- 3-3 Candidate for standing director : Jong-Yong Yim

Approved as submitted
	4. Election of independent director who will serve as an Audit Committee Member - Candidate for independent director who will serve as an Audit Committee Member : Sung-Bae Ji	Approved as submitted

5. Election of Audit Committee Members who are independent directors

- 5-1 Candidate for Audit Committee Member who is an Independent director :

Chan-Hyoung Chung

- 5-2 Candidate for Audit Committee Member who is an Independent director :

Su-Young Yun

- 5-3 Candidate for Audit Committee Member who is an Independent director :

Yo-Hwan Shin

Approved as submitted
	6. Approval of maximum limit on directors’ compensation	Approved as submitted
Annual General Meeting of Shareholders for FY2023 (March 22, 2024)	1. Approval of separate financial statements (including statements of appropriations of retained earnings) and consolidated financial statements for the fiscal year 2023 (Jan. 1, 2023 – Dec. 31, 2023)	Approved as submitted

2. Election of directors (5 independent directors)

- 2-1 Candidate for independent director : Chan-Hyoung Chung

- 2-2 Candidate for independent director : In-Sub Yoon

- 2-3 Candidate for independent director : Yo-Hwan Shin

- 2-4 Candidate for independent director : Eun-Ju Lee

- 2-5 Candidate for independent director : Sunyoung Park

Approved as submitted

3. Election of Audit Committee members who are independent directors (2 independent directors)

- 3-1 Candidate for Audit Committee member who is an independent director : Chan-Hyoung Chung

- 3-2 Candidate for Audit Committee member who is an independent director : Yo-Hwan Shin

Approved as submitted
	4. Approval of the maximum limit on directors’ compensation	Approved as submitted
Annual General Meeting of Shareholders for FY2024 (March 26, 2025)	1. Approval of separate financial statements (including statements of appropriations of retained earnings) and consolidated financial statements for fiscal year 2024 (Jan. 1, 2024 – Dec. 31, 2024)	Approved as submitted
	2. Approval of amendments to the Articles of Incorporation	Approved as submitted
	3. Approval of reductions to the capital reserve	Approved as submitted

4. Election of directors (4 independent directors)

- 4-1 Candidate for independent director : Choon-Soo Kim

- 4-2 Candidate for independent director : Young-Hoon Kim

- 4-3 Candidate for independent director : Kang-Haeng Lee

- 4-4 Candidate for independent director : In-Sub Yoon

Approved as submitted
	5. Election of independent director who will serve as an audit committee member - Candidate for independent director who will serve as an audit committee member : Yeong-Seop Rhee	Approved as submitted

6. Election of audit committee members who are independent directors (3 independent directors)

- 6-1 Candidate for audit committee member who is an independent director : Choon-Soo Kim

- 6-2 Candidate for audit committee member who is an independent director : Young-Hoon Kim

- 6-3 Candidate for audit committee member who is an independent director : Kang-Haeng Lee

Approved as submitted
	7. Approval of the maximum limit on directors’ compensation	Approved as submitted

VI.	Shareholder Information

1.	Share Distribution

a.	Share Information of the Largest Shareholder and Specially Related Parties

As of December 31, 2025	(units: shares, %)

			Shares Held
			Beginning balance		Ending balance
Name	Relation	Type	Number	Share	Number	Share	Notes
Employee Stock Ownership Association of Woori Financial Group	The largest shareholder	Common	44,474,301	5.99	42,182,950	5.75	—
Employee Stock Ownership Association of Woori Bank	The related party of the largest shareholder	Common	19,106,955	2.57	14,753,107	2.01	—
Total		Common	63,581,256	8.56	56,936,057	7.76	—
		Others	—	—	—	—	—

b.	Changes in the largest shareholder

As of December 31, 2025	(units: shares, %)

Change of Date	Largest Shareholder	Number Held	Share	Notes
December 9, 2021	Employee Stock Ownership Association of Woori Financial Group and others 1	71,346,178	9.80	Bought 1.00% of the KDIC’s remaining shares of Woori Financial Group (8.80% share already held) Note 1)

Note 1)	Refer to the prior disclosure on the Form 6-K on December 10, 2021, Changes in the Largest Shareholder

c.	Share Ownership of More Than 5%

As of December 31, 2025	(units: shares, %)

	Name	Shares		Notes
		No. of shares	Percentage of shareholding
Share ownership of more than 5%	National Pension Service	49,136,320	6.69	—
	Blackrock Fund Advisors	45,100,755	6.14	Note 1)
Employee Stock Ownership Association		56,936,057	7.76	Note 2)

Note 1)	Based on the report on significant holdings of stocks filed on June 10, 2024
-	According to the report on significant holdings of stocks filed on February 10, 2026, BlackRock Fund Advisors held 52,302,167 shares.
Note 2)	Total shares of the employee stock ownership association of Woori Financial Group and Woori Bank.
Note 3)	Percentage of shareholding : Calculated based on the total number of issued shares as of December 31, 2025.

2.	Stock Price and Stock Market Performance

a.	Domestic Stock Market

(units: Won, thousands of shares)

Period		July 2025	August 2025	September 2025	October 2025	November 2025	December 2025
Common Shares	High	26,750	25,450	26,850	26,200	27,000	29,000
	Low	22,450	23,600	24,250	24,850	25,500	27,350
	Average	24,750	24,865	25,716	25,644	26,188	27,986
Monthly Trade Volume	High	5,460	4,085	3,726	2,588	4,885	4,215
	Low	1,073	699	452	808	971	703
	Monthly Total	54,144	29,174	35,552	31,828	46,111	33,478

Note 1)	Source: KRX KOSPI Market
Note 2)	Share prices are based on closing prices

b.	Foreign Stock Market (NYSE)

(units: US Dollars, Won, thousands of ADSs)

Period		July 2025	August 2025	September 2025	October 2025	November 2025	December 2025
ADS	High	57.61	55.47	57.76	56.82	55.99	59.90
	Low	49.62	51.43	52.91	52.67	53.04	55.90
	Average	53.79	53.92	55.84	54.75	54.51	57.73
Won Conversion	High	79,196	77,114	80,258	79,889	81,925	87,490
	Low	67,166	71,508	73,688	75,197	77,704	82,402
	Average	73,971	74,925	77,718	77,928	79,467	84,708
Monthly Trade Volume	High	218	161	62	178	94	104
	Low	29	21	28	25	38	22
	Monthly Total	1,951	885	924	1,088	1,081	1,212

Note 1)	Source: standard trading rate (daily and monthly average) (Seoul Money Brokerage, www.smbs.biz)
Note 2)	One ADS represents three common shares.
Note 3)	Share prices are based on closing prices.

VII.	Directors and Employee Information

1.	Directors and Executives

As of March 13, 2026

Position		Name	Common Shares Owned	Term Commencement Date	Expiration of Term
Chief Executive Officer	Registered	Jong-Yong Yim	10,000	March 24, 2023	Note 1)
Independent Director	Registered	In-Sub Yoon	—	January 27, 2022	Note 1)
Independent Director	Registered	Choon-Soo Kim	2,800	March 26, 2025	Note 2)
Independent Director	Registered	Young-Hoon Kim	—	March 26, 2025	Note 2)
Independent Director	Registered	Kang-Haeng Lee	7,000	March 26, 2025	Note 2)
Independent Director	Registered	Yeong-Seop Rhee	—	March 26, 2025	Note 2)
Independent Director	Registered	Eun-Ju Lee	—	March 28, 2024	Note 1)
Independent Director	Registered	Sun-Young Park	—	March 26, 2024	Note 1)
President	Non-Registered	Jeong-Soo Lee	6,890	February 27, 2026	December 31, 2026
Deputy President	Non-Registered	Il-Jin Ouk	4,000	December 8, 2023	November 30, 2026
Deputy President	Non-Registered	Jang-Keun Park	2,850	December 8, 2023	March 6, 2027
Deputy President	Non-Registered	Kyu-Hwang Jeong	11,741	December 8, 2023	July 4, 2026
Deputy President	Non-Registered	Seong-Min Kwak	3,692	January 15, 2026	December 31, 2027
Managing Director	Non-Registered	Jung-Sup Lee	—	December 16, 2024	December 31, 2026
Managing Director	Non-Registered	Je-Seong Park	5,250	December 16, 2024	December 31, 2026
Managing Director	Non-Registered	Byung-Gyu Kim	—	January 15, 2026	December 31, 2027
Managing Director	Non-Registered	Won-Myung Ko	—	January 15, 2026	January 14, 2028
Managing Director	Non-Registered	Yeon-Ho Park	—	February 27, 2026	December 31, 2027

Note 1)	The terms of standing director Jong-Yong Yim and independent directors In-Sub Yoon, Eun-Ju Lee, and Sun-Young Park : Until the end of the annual general meeting of shareholders for FY2025.
Note 2)	The terms of independent directors Choon-Soo Kim, Young-Hoon Kim, Kang-Haeng Lee, and Yeong-Seop Rhee: Until the end of the annual general meeting of shareholders for FY2026.
Note 3)	Term commencement date: date of inauguration for registered officers or directors / date of appointment of current position for non-registered officers or directors.
Note 4)	Common shares owned by executive officers excludes shares held through the Employee Stock Ownership Association, in accordance with the legal interpretation by the Financial Services Commission (FSC).

2.	Employee Status

As of December 31, 2025	(units: persons, millions of Won)

	Number of Employees					Average Tenure		Total Compensation	Average Compensation Per Person	Note
	Regular		Contract		Total
	Total	(Short time worker)	Total	(Short time worker)
Total	78	—	36	1	114	3 years (14 years 11 months	)	19,622	180	—

Note 1)	Average tenure: term in ( ) includes tenure at affiliated companies
Note 2)	Contract employees include non-registered executives

3.	Directors’ Compensation

As of December 31, 2025	(units: persons, millions of Won)

Items	Number of Persons	Total Compensation	Average Compensation Per Director	Note
Registered Directors (excludes independent directors and audit committee members)	1	1,193	1,193	—
Independent Directors (excludes audit committee members)	3	259	86	—
Audit Committee Members	4	321	80	—
Auditor	—	—	—	—

Note 1)	Number of persons is as of December 31, 2025.
Note 2)	Total compensation is the amount paid from January to December 2025.
Note 3)	Average compensation per director was calculated by dividing the total compensation by the average number of persons.
Note 4)	Registered directors and audit committee members include uncompensated directors.

4.	Stock-based Compensation

The Company operates a performance-based stock-linked compensation system, pursuant to the standards established by the shareholders at the shareholders’ meeting and the Compensation Committee. The Company initially determines, for each recipient, the maximum share amounts that can be granted under the system, and then determines the final share amounts based on an evaluation of the long-term performance indices over four years (including the current year). The compensation is then paid in cash, based on the final share amount and the share price at the time the compensation is granted. The long-term performance indices include relative shareholder return, common equity ratio, return on equity, profit for the period, cost-to-income ratio, non-performing loan ratio and individual performance evaluations. For further information, please refer to the notes to the financial statements.

(Unit: shares, except number of recipients)

Items	2023	2024	2025
Number of Recipients	21	13	9
Maximum Amount of Shares	160,929	194,569	173,273
Shares Paid during the Period	68,746	164,164	161,799
(Adjustments)	(8,982)	(19,554)	(21,970)
Cumulative Shares Paid	68,746	232,910	394,709
Unpaid Shares	813,173	824,024	813,528

Note)

Number of Recipients: Includes employees who had retired or resigned by the end of the grant year. The total number also accounts for all personnel involved before and after changes such as internal transfers during the grant year

VIII.	Internal Controls

1.	Management’s Assessment of the Effectiveness of the Internal Accounting Management System

Term	Date of Report	Assessment	Material Deficiencies	Corrective Action Plans
2025	February 27, 2026	In terms of overall materiality, the internal accounting management system is under effective design and operation.	—	—
2024	February 28, 2025	In terms of overall materiality, the internal accounting management system is under effective design and operation.	—	—
2023	February 29, 2024	In terms of overall materiality, the internal accounting management system is under effective design and operation.	—	—

2.	Audit Committee’s Assessment of the Effectiveness of the Internal Accounting Management System

Term	Date of Report	Assessment	Material Deficiencies	Corrective Action Plans
2025	February 27, 2026	In terms of overall materiality, the internal accounting management system is under effective design and operation.	—	—
2024	February 28, 2025	In terms of overall materiality, the internal accounting management system is under effective design and operation.	—	—
2023	February 29, 2024	In terms of overall materiality, the internal accounting management system is under effective design and operation.	—	—

3.	External Auditor’s Audit Opinion (Review Report) on the Effectiveness of the Internal Accounting Management System

Term	Auditor	Audit or Review	Opinion Type	Issues	Company’s Response Actions
2025	KPMG Samjong Accounting Corp.	Audit	Unqualified	—	—
2024	KPMG Samjong Accounting Corp.	Audit	Unqualified	—	—
2023	KPMG Samjong Accounting Corp.	Audit	Unqualified	—	—

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Woori Financial Group Inc.
(Registrant)

Date: March 13, 2026	By:	/s/ Seong Min Kwak
(Signature)

Name: Seong Min Kwak
Title: Deputy President